UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G (Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

ROTECH HEALTHCARE INC.

(Name of Issuer)

COMMON STOCK, $.0001 PAR VALUE

(Title of Class of Securities)

778669101

(CUSIP Number)

December 31,  2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 778669101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Oaktree Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,000,000

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 1,000,000

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.93%

12.	Type of Reporting Person (See Instructions) IA;OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OCM Opportunities Fund III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 879,429

	6.	Shared Voting Power None

	7.	Sole Dispositive Power 879,429

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 879,429

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.46%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer ROTECH HEALTHCARE INC.
	(b)	Address of Issuer’s Principal Executive Offices 2600 Technology Drive, Suite 300 Orlando, FL 32804

Item 2.
	(a)	Name of Person Filing
	(b)	Address of Principal Business Office or, if none, Residence
	(c)	Citizenship
(a) – (c)		This 13G is filed on behalf of:
	(1)	Oaktree Capital Management, LLC, a California limited liability company (“Oaktree”), whose principal place of business is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071; and
	(2)	OCM Opportunities Fund III, L.P., a Delaware limited partnership (“Fund III”), whose principal place of business is 333 South Grand Ave., 28th Floor, Los Angeles, California 90071
	(d)	Title of Class of Securities Common Stock, par value $.0001 per share
	(e)	CUSIP Number 778669101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership*
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 1,000,000 (as of December 31, 2005)
	(b)	Percent of class: 3.93% (based on 25,413,270 shares of common stock outstanding as reflected in the Issuer’s most recent Form 10-Q)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote 1,000,000
		(ii)	Shared power to vote or to direct the vote -0-
		(iii)	Sole power to dispose or to direct the disposition of 1,000,000
		(iv)	Shared power to dispose or to direct the disposition of -0-

*Oaktree, is filing this Schedule 13G in its capacities (i) as the general partner of OCM Opportunities Fund II, L.P., a Delaware limited partnership (“Fund II”), (ii) as the general partner of Fund III and (iii) as the investment manager of a third party managed account (the "Oaktree Account"). Fund II is the direct beneficial owner of 113,465 shares of the Issuer’s Common Stock, Fund III is the direct beneficial owner of 879,429 shares of the Issuer’s Common Stock and the Oaktree Account is the direct beneficial owner of 7,106 shares of the Issuer's Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

All securities reported on this Schedule 13G are directly held either by Fund II, Fund III or the Oaktree Account.  None of Fund II, Fund III or the Oaktree Account beneficially owns more than 5% of the outstanding shares of the Issuer’s Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 25th day of January, 2006.

OAKTREE CAPITAL MANAGEMENT, LLC

/s/ Richard Masson
By:	Richard Masson
Title:	Principal

/s/ Lisa Arakaki
By:	Lisa Arakaki
Title:	Senior Vice President, Legal

OCM OPPORTUNITIES FUND III, L.P.

By:	Oaktree Capital Management, LLC,
its General Partner

/s/ Richard Masson
By:	Richard Masson
Title:	Principal

/s/ Lisa Arakaki
By:	Lisa Arakaki
Title:	Senior Vice President, Legal